

Mail Stop 3720

April 14, 2008

George G. Chachas
Chief Executive Officer, President and Chief Financial Officer
Anoteros, Inc.
2445 Fifth Avenue, Suite 440
San Diego, CA 92101

      Re: Anoteros, Inc.
             Form 10-KSB for the Fiscal Year Ended December 31, 2007
             Filed March 27, 2008 and Amendment on March 28, 2008
             File No. 0-52561

Dear Mr. Chachas:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Report of Independent Registered Public Accounting Firm, page 18

1. Please refer to the statement "in its present situation, it is doubtful the business would be able to continue as a going concern." Revise the statement to comply with PCAOB-AU 341.

Note 1h. Artwork, page 32

2. Please tell us the nature of the costs included in artwork and why it is appropriate to capitalize these costs. Refer to your basis in the accounting literature.

Item 8A(T). Controls and Procedures, page 35

3. Please provide the statement required by Item 308T(a)(4) of Regulation S-B.

Exhibits 31.01 and 31.02

4. Please refer to #4. Revise the first paragraph to reference the "internal control over financial reporting (as defined in the Exchange Act Rules 13a-15(f) and 15d-15(f))." As a separate item, disclose that you have "Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles."

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter over EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director